

07007156

AND EXCHANGE COMMISSION
'ON, D.C. 20549

K9 9/20

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

IG PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of theSecurities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NUMBER
8-47577

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Victory Capital Advisers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC MAIL PROCESSING RECEIVED SEP 1 2007 WASH. DC 160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Ct 9/21

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Victory Capital Advisers, Inc. as of June 30, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

J. Edward Pike

Signature

Financial and Operations Principal

Title

Connie K. Gelin 8-27-07

Notary Public

NOTARIAL SEAL STATE OF OHIO

CONNIE K. GELIN
Notary Public, State of Ohio
My Commission Expires 5-15-2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Index
June 30, 2007

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information	
Schedule I: Computation of Net Capital under Securities and Exchange Commission Rule 15c3-1	9
Schedule II: Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3	10
Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	11-12



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Victory Capital Advisers, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows, present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at June 30, 2007, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

September 11, 2007

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
June 30, 2007

Assets		
Cash	$	1,066,611
Distribution fees receivable		535,619
Prepaid expenses		18,187
Other receivables		237,786
Due from client		86,820
Total assets	$	1,945,023
Liabilities and Stockholder's Equity		
Liabilities		
Distribution fees payable	$	522,657
Accrued distribution related expenses		96,632
Payable to affiliates		19,279
Accrued professional fees		35,000
Other accrued expenses		17,811
Total liabilities		691,379
Stockholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Capital in excess of par value		724,999
Retained earnings		528,644
Total stockholder's equity		1,253,644
Total liabilities and stockholder's equity	$	1,945,023

The accompanying notes are an integral part of these financial statements.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Income
Year Ended June 30, 2007

Revenues		
Distribution fees	$	5,900,034
Commissions, net		129,311
Base distribution fees		136,000
Lincense and fees rebill		43,837
Total revenues		6,209,182
Expenses		
Distribution and distribution related expenses		5,924,134
Administrative service fee to affiliate		114,996
Professional fees		46,450
Licenses and fees		58,983
Intangibles tax		10,646
Other expenses		7,691
Total expenses		6,162,900
Income before income tax expense		46,282
Income tax expense		16,999
Net income	$	29,283

The accompanying notes are an integral part of these financial statements.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2007

	Common Stock	Capital in Excess of par	Retained Earnings	Total Stockholder's Equity
Balance at June 30, 2006	$ 1	$ 724,999	$ 499,361	$ 1,224,361
Net income	-	-	29,283	29,283
Balance at June 30, 2007	$ 1	$ 724,999	$ 528,644	$ 1,253,644

The accompanying notes are an integral part of these financial statements.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended June 30, 2007

Cash flows from operating activities	
Net income	$ 29,283
Adjustments to reconcile net income to net cash used in operating activities	
Increase in distribution fees receivable	(91,810)
Decrease in prepaid expenses	9,409
Increase in other receivable	(204,225)
Increase in due from client	(86,820)
Increase in distribution fees payable	91,082
Increase in accrued distribution related expenses	96,632
Decrease in payable to affiliates	(84,508)
Increase in other accrued expenses	768
Net cash used in operating activities	(240,189)
Net change in cash	(240,189)
Cash	
Beginning of year	1,306,800
End of Year	$ 1,066,611
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 147,231

The accompanying notes are an integral part of these financial statements.

1. Organization

Victory Capital Advisers, Inc. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as distributor and underwriter for the Victory Funds, (the "Funds") and, as a result, substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Summary of Significant Accounting Policies

Cash
The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Revenue Recognition
Distribution fees represent 12b-1 and shareholder servicing fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

The Company follows Financial Accounting Standards Board Staff Position No. 85-24-1. Contrary to the net accounting method described above, the implementation of this standard requires the Company to record commission revenue related to the sale of certain back-end load funds and an equal offsetting commission expense when the expense is funded by a third party financing agent.

Base distribution fees are fees earned from the Funds' investment adviser for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fees contain a fixed annual amount plus a variable portion, if additional services are provided.

Licenses and fees rebill represents payments made by the Funds' adviser to compensate the Company for certain expenses incurred. The expenses include NASD licensing and advertising review fees.

Distribution and Distribution Related Expenses
Distribution expenses represent 12b-1 fees paid to other broker-dealers which originally sold the Fund's shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Plan. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes
BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rate adjusted for the effect of any temporary differences of the Company. There are no state income taxes associated with the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Related Party Transactions

During the year ended June 30, 2007, BISYS and certain of its subsidiaries provided various services to the Company, such as serving as collecting and paying agent, providing use of office facilities, equipment, personnel and other administrative services. The Company is charged an administrative service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $114,996 for the year ended June 30, 2007. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At June 30, 2007, the Company had net capital under the Rule of $897,889, which was $851,797 in excess of its minimum required net capital of $46,092. The Company's ratio of aggregate indebtedness to net capital at June 30, 2007 was 0.77 to 1.

5. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has Agreements with the Funds under which it provides distribution services. The Agreements continue in effect until terminated by either party. The Company receives commissions on sales of certain new Fund shares and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expenses (12b-1 fees or commissions) as outlined in their respective agreements.

The Company has a Distributor Services Agreement with the Funds' investment adviser for which the Company provides ongoing management and oversight of distributor activities. The Funds' investment adviser has agreed to compensate and reimburse the Company to the extent that the Funds are not authorized to so compensate and reimburse the Company. The revenue is realized as base distribution fees. The agreement contains a fixed annual fee plus a variable portion, if additional services are provided. The Agreement continues in effect until terminated by either party.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

7. Subsequent Events

On May 2, 2007, The BISYS Group, Inc., the ultimate parent company of the Company, announced that it had entered into an agreement under which Citigroup would acquire all of its outstanding shares. On August 1, 2007, Citigroup completed its purchase of The BISYS Group, Inc., now known as Citi Investor Services, Inc. and thus has assumed ownership of the Company.



SUPPLEMENTARY INFORMATION

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Schedule I - Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-3
June 30, 2007

Total stockholder's equity from the statement of financial condition		$ 1,253,644
Deductions for nonallowable assets		
Distribution fees receivable	$ 12,962	
Prepaid expenses	18,187	
Other receivables	237,786	
Due from client	86,820	355,755
Net capital		897,889
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		46,092
Excess net capital		$ 851,797
Total aggregate indebtedness		$ 691,379
Percentage of aggregate indebtedness to net capital		77%

There are no material differences between the computation above and the computation included in the unaudited FOCUS report, Form X-17a5, Part II, filed as of August 30, 2007, as amended.

Victory Capital Advisers, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

June 30, 2007

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Victory Capital Advisers, Inc.

In planning and performing our audit of the financial statements of Victory Capital Advisers, Inc. (a wholly owned subsidiary of the BISYS Group Inc.) (the "Company") as of and for the year ended June 30, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-

PRICEWATERHOUSECOOPERS

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

September 11, 2007

END